**NATIVE HOSTEL AUSTIN, LLC**

**CROWDFUNDING DISCLOSURE STATEMENT**

**May 2016**



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# NATIVE HOSTEL AUSTIN, LLC

This Disclosure Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.co and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Native Hostel Austin, LLC, a Texas limited liability company (**"The Native"** or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among The Native and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $275,000 and maximum of $500,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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# TABLE OF CONTENTS

_____

## I.    SUMMARY OF OFFERING

*The following is an executive summary of the Offering. This executive summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.*

| | |
|---|---|
| **Issuer** | Native Hostel Austin, LLC |
| **Entity Type** | Texas limited liability company |
| **Date of Organization** | March 31, 2016 |
| **Principal Office** | 807 E. 4th Street, Austin TX 78702 |
| **Website (if any)** | nativehostels.com (coming soon) |
| **Type of Securities** | Revenue Sharing Notes |
| **Offering Amount** | Minimum of $275,000 and maximum of $500,000 |
| **Offering Deadline** | July 11, 2016 |
| **Key Personnel** | Michael Dickson, President<br>Antonio Madrid, Secretary<br>William Steakley, Treasurer<br>*Bios of key personnel provided below* |
| **Purpose of Offering** | To help finance the construction and build-out of The Native hostel |
| **Ownership Percentage Represented by Securities** | 0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in the Securities |

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6)  Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

## II. DESCRIPTION OF BUSINESS

### OVERVIEW

The Native will be a boutique luxury hostel boasting handcrafted design, full-service hospitality and a communal atmosphere for the discerning adventurer. Located at the nexus of Austin's artsy eastside and the downtown entertainment district, this adaptive reuse project will convert a mid-century warehouse and surrounding land into 4,000 square feet of cafe, bar and lounge space, 5,000 square feet of hostel rooms and 14,000 square feet of paved surface lot for events and future amenities. The Native expects to be the only luxury hostel of its kind in the Southwestern United States.

The Native team has decades of experience in founding, designing and/or operating architecturally noteworthy experiences that draw crowds across Texas and beyond. These successful concepts include Kung Fu Saloon (three locations throughout Texas), The Brew Exchange, Winflo Osteria, Eberly and The Mohawk (totaling roughly $20 million in annual revenue) as well as the 2014 Roof Garden Commission at the Metropolitan Museum of Art in New York City.

### BUSINESS MODEL

The Native will offer 72 beds spread throughout 12 guest rooms, including 4 loft-style rooms that can be rented as suites or shared spaces. Its prime, central location makes The Native an ideal launchpad for younger travelers eager to explore Austin's myriad nightlife options and world-renowned festivals like SXSW, Austin City Limits and FunFunFun Fest.

The Native's cafe and bar will serve casual, hyper-American cuisine and unpretentious craft cocktails. The rotating menu will be simple and approachable, with an emphasis on authenticity. Guests will relax and converse in an intimate, low-lit space featuring a glass ceiling and a textural blend of stone, plush velvet and steel.

Regular large-scale performances will transform the 14,000 square foot parking area and backyard into a destination for patrons to experience big sounds and bigger productions under the bright lights of the Austin skyline.

The Native will also sell branded merchandise to its patrons and other visitors on hostel premises.

The Parlour will serve as the hostel's beating heart, featuring a fresh, curated mix of movie screenings, musical acts, night bazaars and gallery-style exhibitions designed to bring together travelers and locals alike. With its raw stone walls, deeply enveloping furnishings and eclectic programming, the Parlour will give guests a chance to indulge in a variety of dynamic, multi-dimensional experiences.

The Native will offer all guests full use of a beautiful, modern community kitchen designed to encourage mingling and communal food preparation, with the goal of making travel more attainable for the young, budget-conscious traveler. The kitchen will be fully outfitted with high-end cookware and equipment to provide guests with the look, feel and capabilities of a master chef's home kitchen. The space will also

serve as a venue for up-and-coming chefs to prepare guest meals as part of a regular brunch and dinner series.

The crown jewel of The Native will be The Hideaway, a master suite designed to provide privacy and shelter for unique, you-name-it experiences curated by The Native's knowledgeable staff. Anything and everything is fair game in The Hideaway.

### LOCATION ANALYSIS

The City of Austin presents one of the country's most appealing market opportunities for new hotel and accommodations ventures. Forbes ranked Austin as the #1 fastest growing city in the nation for the 4th straight year, and the #1 "City to Watch." The average occupancy rate for hotels in downtown Austin is over 77%, while the average daily rate for a room in like hotels is approximately $215.[1] The national average occupancy rate and average daily room rate are 65% and $121, respectively.[2]

The Native's site at 807 East 4th Street, nestled between Austin's vibrant downtown and bohemian eastside, presents convenient access to everything that Austin has to offer, and hundreds of exciting entertainment opportunities all within walking distance.


Music and Show Venues
Restaurants
Bars
Mexic-Arte Museum
Palm Park
Saltillo
200 m
500 ft
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Leaflet

There are more than 150 dining options, 50 drinking establishments and almost 40 music venues that guests can walk to from The Native in less than 15 minutes.[3] The Native site is approximately 1 mile

[1] Austin Convention & Visitors Bureau and Smith Travel Research
[2] Statista.com
[3] Piinpoint.com

from the edge of The University of Texas at Austin campus.  In addition, two highly anticipated infrastructure and real estate development projects (4th Street Gateway Project and the Plaza Saltillo development) are planned for the near future in the vicinity of The Native, further enhancing the profile and desirability of the location if completed.

Average household income levels in the area surrounding The Native top the national average by almost 75%, at more than $110,000.

The site is located directly off of Interstate 35, providing easy access to other major cities in the area and Austin–Bergstrom International Airport.

## EXISTING SECURITIES

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Membership Units (Units) | 3,000 | 3,000 | One vote for each Unit | None |

M.R. Dickson Holdings, LLC, Steakley Ventures Inc. and Mr. Madrid each own 1,000 Membership Units of the Issuer.  The Issuer has no other securities outstanding and has not had any prior exempt offerings.

*Note: The principal owners identified herein are holders of equity interests (Membership Units) in the Issuer, distinct from the Securities offered to investors through the Offering. The Securities will not be materially limited, diluted or qualified by the rights of the Membership Units identified above.*

## MATERIAL TERMS OF ANY INDEBTEDNESS

The Issuer has received a term sheet from Plains Capital Bank for a term loan of at least $2.8 million to finance the construction of the Native hostel, which is expected to close if the Offering is successful. The bank is expected to obtain a first lien on the assets of the Issuer.

## III.        HISTORY OF OPERATIONS

**January 2016**

The three principals formulate The Native concept and find the location for Austin's first luxury hostel

**March 2016**

The Native team officially forms Native Hostel Austin, LLC

**June 2016**

Required permits expected to be approved by the City of Austin

Construction and build-out expected to begin

**December 2016**

Anticipated soft opening of The Native

## IV.     KEY PERSONS

**MEMBERS AND OFFICERS**

**Michael Dickson**

*Member & President, March 2016 – Present*

Over the course of 17 years in the construction industry, Michael Dickson has cultivated a passion for and deep understanding of fine architecture, design, and project management. He is currently a Managing Partner of Icon Design+Build, a high-end custom builder specializing in homes, bars and restaurants. He is also the owner of a number of highly successful food and beverage venues. Mr. Dickson studied Geography at the University of Texas, Austin.  Mr. Dickson is responsible for the day-to-day management decisions of the Issuer.

Mr. Dickson's business experience in the last three years includes management of:

- **Icon Design Build**, a high-end construction company in Austin, TX

  *Managing Partner, January 2008 – Present*

- **Eberly**, a combination of restaurant, public house and private club in Austin, TX

  *Owner, January 2015 – Present*

- **Brew Exchange**, a bar known for its beer selection in Austin, TX

  *Owner*, *January 2012 – Present*

- **The Winflo Osteria**, an Italian eatery in Austin, TX

  *Owner, January 2012 – Present*

- **Benji's Cantina**, a Mexican eatery in Austin, TX

  *Owner, January 2012 – Present*

- **Kung Fu Saloon Austin**, a bar with kung fu movie theme in Austin, TX

  *Owner, 2009 – Present*

- **Kung Fu Saloon Dallas**, a bar with kung fu movie theme in Dallas, TX

  *Owner, 2011 – 2014*

- **Kung Fu Saloon Houston**, a bar with kung fu movie theme in Houston, TX

  *Owner, 2010 - 2014*

**Antonio Madrid**

*Member & Secretary, March 2016 – Present*

Antonio Madrid specializes in the fast-track development and construction of custom, high-end hospitality venues, residences and art installations. Since 2010, he has overseen nearly a dozen successful commercial build-outs across the United States as well as art installations for the Metropolitan Museum of Art, Governors Island, and Soho House. He is currently a Managing Partner of Icon Design+Build and Board Chair of the HOPE (Helping Other People Everywhere) Campaign. Mr. Madrid studied Philosophy and Finance at the University of Texas, Austin. Mr. Madrid is responsible for the day-to-day activities of The Native.

Mr. Madrid's business experience in the last three years includes working as a construction manager for:

- **Icon Design Build**, a high-end construction company in Austin, TX

  *Managing Partner, January 2015 - Present*

- **Future Green Studio**, a design build firm in Brooklyn, NY

  *Construction Manager*, *March - August 2014*

**Will Steakley**

*Member & Treasurer, March 2016 – Present*

Will Steakley is the co-founder of several successful Austin brands, including The Mohawk (voted the Austin Chronicle's Best Live Music Venue in 2015), DEN Property Group, Viceroy Realty Advisors, and Austin Surf Company. As a native Austin creator, connector and tastemaker, Mr. Steakley is passionate about preserving the soul, authenticity and brand of Austin, Texas. With over $300 million in closed transactions, Mr. Steakley also happens to be one of Austin's top real estate professionals and the only agent under 40 to receive the Austin Business Journal's coveted Top 25 award over 9 consecutive years. Mr. Steakley studied Economics at the University of Texas, Austin. Mr. Steakley is in charge of overseeing the finances of The Native.

Mr. Steakley's business experience in the last three years includes co-founding and managing the following businesses:

- **DEN Property Group**, a real estate consultancy in Austin, TX

  *Co-Founder, September 2010 – Present*

- **Viceroy Realty Advisors**, a consulting & brokerage firm specializing in urban and mixed-use real estate in Austin, TX

  *Co-Founder, July 2014 – Present*

- **Red Bluff Partners**, a developer of boutique hotels and mixed-use real estate in Austin, TX

  *Co-Founder, May 2014 – Present*

- **Pathogen Solution**, a distributor of Health Risk Management System disinfecting UV light system in Austin, TX

  *Co-Founder, August 2010 – Present*

- **GreenLight Facility Solutions**, a full-service facility care group in Austin, TX

  *Co-Founder, July 2012 – Present*

- **GreenLight Energy Services**, an energy services company specializing in commercial lighting retrofits in Austin, TX

  *Co-Founder, June 2010 – Present*

- **Austin Surf Company,** a surf board design & retail company in Austin, TX

  *Co-Founder, July 2006 – Present*

- **The Mohawk,** a bar & restaurant in Austin, TX

  *Co-Founder, July 2006 – Present*

## V. USE OF PROCEEDS

|  | If Target Offering Amount Raised | If Maximum Offering Amount Raised |
|---|---|---|
| Total Proceeds | $275,000 | $500,000 |
| Less: NextSeed Fees[4] | Up to $27,500 | Up to $50,000 |
| Net Proceeds | At least $247,500 | At least $450,000 |
| Use of Net Proceeds | To finance the construction and build-out of The Native hostel | To finance the construction and build-out of The Native hostel |

The Native team anticipates that the total cost of the project will be approximately $3,800,000. The Native has received a term sheet from Plains Capital Bank for a term loan of approximately $2,800,000, and is seeking to crowdfund an amount between the minimum of $275,000 and maximum of $500,000 offered in the Offering to finance the construction and build-out of the property. If The Native is able to complete a successful Offering and finalize the bank loan, the members of the Issuer have committed to provide or arrange for sufficient equity financing for the Company to cover the remaining balance of the Project Cost.

---

[4] NextSeed charges 10% of the total offering amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

## VI.    DESCRIPTION OF SECURITIES

### NOTE PURCHASE AGREEMENT (NPA)

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. The NPA is an agreement among the investors and the Issuer, under which each investor agrees to purchase a note ("**Note**") from the Issuer pursuant to the specified terms therein. By investing in the Notes, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer**. Payments to investors are scheduled to commence after November 30, 2016.

### SUMMARY OF TERMS

*The following is a summary of the terms of the NPA. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.*

| | |
|---|---|
| **Issuer** | Native Austin Hostel, LLC |
| **Offering Amount** | Minimum of $275,000 and maximum of $500,000 |
| **Offering Period** | 56 days, until 11:59 PM of July 11, 2016 |
| **Minimum Investment** | $100 |
| **Closing and Escrow Process** | 48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors. |
| **Cancellation of Investment Commitment** | Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. |
| | NextSeed will notify investors if the target Offering Amount has been met. |
| | If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will |

|  | receive Securities in exchange for his or her investment. |
|---|---|
|  | If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days.  If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned. |
| **Revenue Sharing Percentage** | 5.0% of each month's gross revenue, commencing after expiration of the Startup Period |
| **Investment Multiple** | 2.0x |
|  | Investors will each receive in the aggregate 2.0x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis. |
| **Startup Period** | Period from the Closing through November 30, 2016 |
| **Payment** | During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage. |
| **Maturity** | If the investors have not been paid in full within 48 months after the the Startup Period, the Issuer is required to promptly pay the entire outstanding balance of the Notes to the investors. |
| **Assignment** | The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[5] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to |

---

[5] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

|  |  |
|---|---|
|  | sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA. |
| **Escrow Agent / Paying Agent** | **GoldStar Trust Company, a trust only branch of Happy State Bank.** |
| **NextSeed Fee** | There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs. |
| **Security Interest** | The Issuer will grant a second-lien security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes. |
| **Tax Considerations** | The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section IX for more details. |
| **Modification of Terms** | Investors may not modify the terms of the investment set forth in the NPA. |
| **Governing Law** | Each NPA and Note will be governed by the laws of the State of Texas. |

## VII.    FINANCIAL STATEMENTS

Since the Issuer was formed recently (March 2016) and mainly to develop and operate The Native, the Issuer's current financial statements only reflect the initial startup costs incurred and the equity contributions made by the members of the Issuer to date.

**Current Financial Statements**[6]

**NATIVE HOSTEL AUSTIN, LLC**
**BALANCE SHEET**
**AS OF MARCH 31, 2016**
**(unaudited)**

| | |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Cash | $0 |
| Receivable – related party | $300 |
| Current Assets | $300 |
| | |
| Deposits | $19,937 |
| Total Assets | $20,237 |
| | |
| **LIABILITIES & MEMBERS' EQUITY:** | |
| Total Liabilities | $0 |
| | |
| Commitments and Contingencies | |
| (See Appendix A) | |
| | |
| Members' Equity: | |
| Members' Equity, 3,000 Units Issued and Outstanding | $274,872 |
| Accumulated Deficit | $(254,635) |
| Total Members' Equity | $20,237 |
| **TOTAL LIABILITIES & MEMBERS' EQUITY** | $20,237 |

---

[6] Please see the Appendix A of this document for the full review report by the Issuer's accountant.

## Pro Forma Financial Statement

To illustrate the earning potential of The Native, the Issuer is providing a summary of its 4-year financial forecast.  The forecast has been developed by the Issuer using reasonable best efforts based on local operating statistics of comparable companies in the hospitality sector and the food and beverage services sector, as well as the extensive working knowledge of the officers through operating small businesses in Austin.   The key revenue drivers (such as the average daily rate ("**ADR**") and occupancy rates for the hostel revenue and average per person check for food & beverage ("**F&B**") revenue) and other operating assumptions have been benchmarked against local industry standards and reflect the ongoing growth prospect and cost of doing business in Austin.

| The Native Hostel Austin | | | | |
| --- | --- | --- | --- | --- |
| **Pro Forma Financial Statement** | | | | |
| **Revenue** | Year 1 | Year 2 | Year 3 | Year 4 |
| Hostel Revenue[1] | 1,039,210 | 1,091,170 | 1,145,729 | 1,206,311 |
| F&B Revenue | 2,387,100 | 2,506,455 | 2,631,778 | 2,763,992 |
| Product Sales | 118,260 | 124,173 | 130,382 | 137,276 |
| Private Events | 240,000 | 248,400 | 257,094 | 266,092 |
| **Total Revenue** | **3,784,570** | **3,970,198** | **4,164,982** | **4,373,671** |
| **Direct Costs** | | | | |
| Hostel Direct Costs Total | 518,827 | 540,072 | 562,216 | 585,949 |
| F&B Direct Costs | 1,140,759 | 1,192,872 | 1,247,418 | 1,304,675 |
| Product Sales Direct Costs | 59,130 | 62,087 | 65,191 | 68,638 |
| Private Events Direct Costs | 119,818 | 121,834 | 123,921 | 126,080 |
| **Total Direct Costs** | **1,838,534** | **1,916,865** | **1,998,745** | **2,085,342** |
| **Gross Profit** | **1,946,036** | **2,053,334** | **2,166,237** | **2,288,329** |
| *% Margin* | *51.4%* | *51.7%* | *52.0%* | *52.3%* |
| **Fixed Costs** | | | | |
| Land Lease | 248,400 | 257,094 | 266,092 | 275,406 |
| Property Taxes | 62,100 | 64,274 | 66,523 | 68,851 |
| Franchise Tax | 19,460 | 20,533 | 21,662 | 22,883 |
| Other Fixed Costs | 423,532 | 438,355 | 453,698 | 469,577 |
| **Total Operating Expenses** | **753,492** | **780,256** | **807,975** | **836,717** |
| **EBITDA** | **1,192,544** | **1,273,078** | **1,358,262** | **1,451,612** |
| *% Margin* | *31.5%* | *32.1%* | *32.6%* | *33.2%* |
| SBA Debt Service (Interest & Repayment) | 112,500 | 372,633 | 372,633 | 372,633 |
| Furniture, Fitting & Equipment Reserve | 151,383 | 158,808 | 166,599 | 174,947 |
| **Cash Available for Additional Debt Service** | **928,661** | **741,637** | **819,030** | **904,032** |
| **NextSeed Revenue Sharing Loan Service[2]** | **189,228** | **198,510** | **208,249** | **404,012** |

[1]Hostel Revenue assumes $49 ADR with an annual growth rate of 5% over the 4-year projection period. The following assumptions remain fixed over the same period respectively: 75% occupancy for 72 total beds, operating 365 days per year.

[2]Assumes a NextSeed offering of $500,000.  If the final offering size is less than $500,000, the total payments are expected to be paid sooner.

## VIII.    RISK FACTORS

**A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.**

### *Business Risks*

Business, financial and operating risks common to the hospitality industry include:

- significant competition from hospitality providers in Austin, Texas;
- the costs and administrative burdens associated with complying with applicable local, state and federal laws and regulations;
- delays in or cancellations of planned or future development or refurbishment projects;
- changes in desirability of geographic location of the hostel;
- decreases in the demand for transient rooms and related lodging services, including a reduction in business travel as a result of alternatives to in-person meetings (including virtual meetings hosted online or over private teleconferencing networks) or due to general economic conditions;
- decreased corporate or governmental travel-related budgets and spending, as well as cancellations, deferrals or renegotiations of group business such as industry conventions;
- negative public perception of corporate travel-related activities;
- statements, actions, or interventions by governmental officials related to travel, meetings or other aspects of hotel business and operations;
- the impact of internet intermediaries and other new industry entrants on pricing and the value of the Issuer's brand and its increasing reliance on technology;
- health, safety and environmental laws, rules and regulations and other governmental and regulatory action;
- changes in operating costs including, but not limited to, energy, water, labor costs (including the impact of labor shortages and unionization), food costs, workers' compensation and health-care related costs, insurance and unanticipated costs such as acts of nature and their consequences;
- disputes with the property owner of the hostel that may lead to the termination of the Issuer's lease or result in litigation;
- the availability and cost of capital to allow the Issuer to fund construction and renovations;
- the financial condition of third-party developers and joint venture partners; and
- cyclical over-building in the hotel business.

### Macroeconomic Risk

Macroeconomic and other factors beyond the Issuer's control that could adversely affect and reduce demand for the Issuer's products and services include, but are not limited to:

- changes in general economic conditions, including low consumer confidence, unemployment levels and the severity and duration of downturns in the United States and elsewhere across the world;
- war, political conditions and civil unrest, terrorist activities or threats and heightened travel security measures instituted in response thereto;
- natural or man-made disasters, such as earthquakes, tsunamis, tornadoes, hurricanes, typhoons, floods, drought, volcanic eruptions, oil spills and nuclear incidents;
- conditions which negatively shape public perception of travel, including travel-related accidents and travelers' fears of exposures to contagious diseases;
- the financial condition of the airline, automotive and other transportation-related industries; and
- foreign exchange fluctuations.

Consumer demand for the Issuer's services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Weak economic conditions in Europe, Latin America and other parts of the world, potential disruptions in the U.S. economy, political instability and changes in government policies in some areas throughout the world, and the uncertainty over how long any of these conditions will continue, could have a negative impact on the Issuer by decreasing the revenues and profitability of the Issuer. Substantial increases in air and ground travel costs and decreases in airline capacity could reduce demand for the Issuer's products and services. Accordingly, both the Issuer's future financial results and growth could be harmed if economic conditions worsen.

### Competition Risk

The Issuer's revenues, profits, or market share could be harmed if it is unable to compete effectively. The hotel industry is highly competitive. The Issuer competes for customers with other hotel and resort properties, ranging from national and international hotel brands to independent, local and regional hotel operators. Furthermore, new or existing competition that uses a business model that is different from the Issuer's business model may challenge the Issuer's ability to remain competitive. The Issuer competes based on a number of factors, including quality and consistency of rooms, restaurant and bar facilities and services, and attractiveness of the location. Some of the Issuer's competitors may have substantially greater marketing and financial resources than the Issuer does, and if the Issuer is unable to successfully compete in these areas, the Issuer's operating results could be adversely affected.

### Reputational Risk

Degradation in the quality or reputation of the Issuer's brand could adversely affect the Issuer's financial results and growth. External perception of the Issuer could harm the Issuer's brand and reputation as well as reduce the Issuer's revenues and lower its profits. The Issuer's brand and reputation are among its most important assets. The Issuer's ability to attract and retain guests depends, in part, upon the external perceptions of the Issuer, the quality of its products and services and the Issuer's corporate and management integrity. There is a risk to the Issuer's brand and the Issuer's reputation if it fails to act responsibly or comply with regulatory requirements in a number of areas, such as safety and security, sustainability, responsible tourism, environmental management, human rights and support for the local community. The considerable increase in the use of social media over recent years has greatly expanded the potential scope and scale, and increased the rapidity of the dissemination of the negative publicity that could be generated by any such adverse incident or failure. An adverse incident involving the Issuer's associates or its guests, or in respect of its third-party vendors and the industry, and any media coverage resulting therefrom, may harm the Issuer's brand and reputation, cause a loss of consumer confidence in the Issuer, its brand or the industry, and negatively impact the Issuer's results or operations.

## Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of the hostel. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of its brand may be harmed, which could have a material adverse effect on the business. There are no material claims against the Issuer from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

## Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project, including sites held for development of vacation ownership resorts, will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated and the actual number of units or rooms constructed may be less than initially contemplated.

### *Third-Party Internet Reservations*

Third-party internet reservation or booking channels may negatively impact the Issuer's revenues. The Issuer's beds and rooms may be booked through third-party internet travel intermediaries such as Expedia.com®, Orbitz.com®, and Booking.com®, as well as lesser-known online travel service providers. As the percentage of internet bookings increases, these intermediaries may be able to obtain more volume or better rates. Some internet reservation intermediaries are attempting to commoditize lodging by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification, which is among the Issuer's most important assets. Moreover, third-party reservation channels may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the Issuer. Over time, consumers may develop loyalties to third-party internet reservations systems rather than to the Issuer's online booking tools or lodging brand. Although the Issuer expect to derive most of its revenues from traditional channels and its website, the Issuer's business and profitability could be adversely affected if customer loyalties significantly shift from its lodging brand to their travel services, diverting bookings away from the Issuer's website, or through their fees increasing the overall cost of internet bookings for the Issuer.

### *Technology Risk*

A failure to keep pace with developments in technology could impair the Issuer's operations or competitive position. The hospitality industry continues to demand the use of sophisticated technology and systems including technology utilized for property management, brand assurance and compliance, procurement, reservation systems, operation of any potential customer loyalty program, distribution, revenue management and guest amenities. These technologies can be expected to require refinements, including complying with legal requirements in connection with privacy and/or security regulations, requirements, and commitments established by third parties such as the payment card industry and the US-EU Safe Harbor program, and there is the risk that advanced new technologies will be introduced. Further, the development and maintenance of these technologies may require significant capital. There can be no assurance that as various systems and technologies become outdated or new technology is required, the Issuer will be able to replace or introduce them as quickly as its competition or within budgeted costs and timeframes. Further, there can be no assurance that the Issuer will achieve the benefits that may have been anticipated from any new technology or system.

### *Cybersecurity Risks*

Cyber threats and the risk of data breaches or disruptions of the Issuer's information technology systems could harm the Issuer's brand and adversely affect its business. The Issuer's business involves the processing, use, storage and transmission of personal information regarding its employees, customers and vendors for various business purposes, including marketing and promotional purposes. The protection of personal as well as proprietary information is critical to the Issuer. The Issuer is dependent on information technology networks and systems to process, transmit and store proprietary and personal information, which may include the Issuer's reservation systems, property management systems, customer and employee databases, call centers, administrative systems, and third-party vendor systems. The Issuer may store and process such internal and customer information both at onsite facilities and at third-party owned facilities, including for example, in a third-party hosted cloud environment. The complexity of this infrastructure contributes to the potential risk of security breaches. The Issuer relies on the security of its information systems, and those of its vendors and other authorized third parties, to protect its proprietary and personal information.

Despite the Issuer's efforts, information networks and systems may be vulnerable to threats such as system, network or internet failures; computer hacking or business disruption; cyber-terrorism; viruses, worms or other malicious software programs; employee error, negligence, fraud, or misuse of systems; or other unauthorized attempts by third parties to access, modify or delete its proprietary and personal information. Although the Issuer has taken steps to address these concerns by implementing network security and internal controls, there can be no assurance that a system failure, unauthorized access, or breach will not occur.

Any compromise of the Issuer's networks or systems, public disclosure, or loss of personal or proprietary information, non-compliance with contractual or legal obligations regarding personal information, or a violation of a privacy or security policy pertaining to personal information could result in a disruption to its operations; damage to its reputation and a loss of confidence from its customers or employees; legal claims or proceedings, liability under laws that protect personal information, regulatory penalties, potentially resulting in significant monetary damages, regulatory enforcement actions, fines, and/or criminal or civil prosecution in one or more jurisdictions; and subjecting the Issuer to additional regulatory scrutiny, or additional costs and liabilities which could have a material adverse effect on its business, operations or financial condition.

### *Privacy Risks*

Changes in privacy law could increase the Issuer's operating costs and/or adversely impact its ability to market its products, properties and services effectively. The Issuer is subject to numerous laws, regulations, and contractual obligations designed to protect personal information, including various U.S. federal, state and local laws, and credit card industry security standards and other applicable information security standards. The Issuer has established policies and procedures to help protect the privacy and security of its information. However, every year the number of laws, regulations, and information security requirements continue to grow, as does the complexity of such laws and requirements. Compliance with applicable privacy regulations may increase its operating costs and/or adversely impact its ability to market the Issuer's products and services to its guests.

### *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the key persons of the Issuer. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

## *Environmental Risks*

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

## *Regulatory Risks*

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the hospitality industry, the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

### Insurance Risk

The Issuer's insurance policies may not cover all potential losses. The Issuer maintains insurance coverage for liability, property, business interruption, and other risks. These policies offer coverage terms and conditions that the Issuer believes are usual and customary for the Issuer's industry. Generally, the Issuer's "all-risk" property policies provide that coverage is available on a per occurrence basis and that, for each occurrence, there is a limit as well as various sub-limits on the amount of insurance proceeds the Issuer will receive in excess of applicable deductibles. In addition, there may be aggregate limits or sublimits under the policies. In addition, there are also other risks including but not limited to war, certain forms of terrorism such as nuclear, biological or chemical terrorism, political risks, some environmental hazards and/or "Acts of God" that may be deemed to fall completely outside the coverage of the Issuer's policies or may be uninsurable or cost prohibitive to justify insuring against.

### Risks from Natural Disasters and Terrorism

The Issuer's revenues are highly dependent on the travel industry and declines in or disruptions to the travel industry, such as those caused by natural or man-made disasters, contagious disease, terrorist activity, political or civil unrest and war, may adversely affect the Issuer. Its financial and operating performance may be adversely affected by so called "Acts of God." Hurricanes, earthquakes, tsunamis, and other man-made or natural disasters in recent years, could cause a decline in the level of business and leisure travel in Austin, Texas or as a whole, and reduce the demand for lodging. Actual or threatened war, terrorist activity, political unrest, or civil strife, and other geopolitical uncertainty could have a similar effect on the Issuer's revenues or on its growth strategy. Any one or more of these events may reduce the overall demand for hotel rooms or limit the prices that the Issuer can obtain for them, both of which could adversely affect its profits.

### Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

### Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

### Risks of Compliance with Americans with Disabilities Act

The cost of compliance with the Americans with Disabilities Act and similar legislation outside the United States could be substantial. The Issuer is subject to the Americans with Disabilities Act ("**ADA**"). Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. These regulations apply to accommodations first occupied after January 26, 1993; public accommodations built before January 26, 1993 are required to remove architectural barriers to disabled access where such removal is "readily achievable." The regulations also mandate certain operational requirements that hotel operators must observe. The failure of a property to comply with the ADA could result in injunctive relief, fines, and awards of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could negatively affect the reputation of the Issuer's brand. If the Issuer fails to comply with the requirements of the ADA, the Issuer could be subject to fines, penalties, injunctive action, reputational harm and other business effects which could materially and negatively affect its performance and results of operations.

### Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

### Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

## Risk Relating to Project Financing

The Issuer relies heavily on debt and equity financing for working capital and have only recently commenced operations. Throughout 2016, the Issuer intends to fund its operations with funding from this Offering as well as additional debt and equity financings. If the Issuer cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that the principals will be able to raise capital on terms acceptable to the Issuer. If the Issuer is unable to obtain sufficient amounts of additional capital, the Issuer may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results.

## IX. IN LEGAL MATTERS AND TAX CONSIDERATIONS

### LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Mr. Dickson, in connection with his business Icon Design Build, is currently litigating with a roofing company regarding the total amount of compensation they should be paid for faulty and delayed work on Mr. Dickson's property. The disputed amount is expected to be under $40,000.

Mr. Steakley, in connection with his business Den Property Group, was named as a defendant in a litigation in December 2013 in connection with the sale of a residence, where the buyer had used a fake power of attorney. Den Property Group's E&O insurance has covered Mr. Steakley and DEN Property Group's representation as they have not been involved in any wrongdoing, and they have since been removed from the settlement proceedings.

### ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, described as Principal Security Holders in Part IV – Key Persons of this Disclosure, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC

that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the Issuer have not been and are not party to any transaction since the beginning of the Issuer's operations, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

## CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

## OTHER MATTERS

### NextSeed Assessment

Every offering on the Portal undergoes a standardized risk assessment by NextSeed that is applied on all businesses listing on NextSeed. The risk assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the loan terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Loan Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final loan terms offered to prospective investors reflect NextSeed's and the issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investors should consider their own financial advisors for risk assessment and evaluating potential investment returns.

### Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

### Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

### *Limited Security and Enforcement Options*

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

### *Requests for Additional Investor Information*

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

### *Additional Issuer Information*

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

## ONGOING REPORTING

The Issuer will file an annual report electronically with the SEC annually and post the report on its website or on NextSeed, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: nativehostels.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

**APPENDIX A**

**FINANCIAL STATEMENTS WITH REVIEW REPORT**

# NATIVE HOSTEL AUSTIN, LLC

# FINANCIAL STATEMENTS
# (UNAUDITED)

# AS OF
# MARCH 31, 2016

*Together with*
*Independent Accountants' Review Report*

Native Hostel Austin, LLC
Index to Financial Statements
(unaudited)

# dbbmckennon

*Certified Public Accountants*
*Registered Firm - Public Company Accounting Oversight Board*

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Native Hostel Austin, LLC
Austin, Texas

We have reviewed the accompanying balance sheet of Native Hostel Austin, LLC (the "Company"), as of March 31, 2016 (Inception), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

*DbbMcKennon*

Newport Beach, California
May 13, 2016

20321 SW Birch Street, Suite 200  Newport Beach, California 92660-1756  **P:** 949.200.3280  **F:** 949.200.3281  www.dbbmckennon.com

Santa Monica                    Newport Beach                    San Diego

**NATIVE HOSTEL AUSTIN, LLC**
**BALANCE SHEET**
**AS OF MARCH 31, 2016**
**(unaudited)**

| | March 31, 2016 (Inception) |
|---|---|
| Assets | |
| Current assets | |
| Cash | $ - |
| Receivable - related parties | 300 |
| Current assets | 300 |
| | |
| Deposits | 19,937 |
| Total assets | $ 20,237 |
| | |
| Liabilities and Members' Equity: | |
| Total liabilities | $ - |
| | |
| Commitments and contingencies (Note 3) | |
| | |
| Members' Equity: | |
| Members' equity, 3,000 units issued and outstanding | 274,872 |
| Accumulated deficit | (254,635) |
| Total members' equity | 20,237 |
| Total liabilities and members' equity | $ 20,237 |

## NOTE 1 – NATURE OF OPERATIONS

Native Hostel Austin, LLC was formed on March 31, 2016 ("Inception) in the State of Texas. The Company's headquarters are located in Austin, Texas.   The balance sheet of Native Hostel Austin, LLC (which may be referred to as "NATIVE HOSTEL," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is developing a boutique luxury hostel boasting handcrafted design, full-service hospitality and a communal atmosphere for the discerning adventurer. Located at the nexus of Austin's artsy eastside and the downtown entertainment district, this adaptive reuse project will convert a mid-century warehouse and surrounding land into 4,000 square feet of cafe, bar and lounge space, 5,000 square feet of hostel rooms and 14,000 square feet of paved surface lot for events and future amenities. The Company will be the only hostel of its kind in the Southwestern United States.

*Management's Plans*
We will rely heavily on debt and equity financing for working capital and have only recently commenced operations.  These above matters raise substantial doubt about the Company's ability to continue as a going concern.  Throughout 2016, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, and additional debt (including a $2.8 million construction loan) and equity financings (through a private offering). If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations.  There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.  Despite the inherent risks of any new business, we are an experienced management team with decades of relevant industry experience in Austin and believe that we can make the Company a success for stakeholders.

## NOTE 2 – SUMMARY OF SIGNFIICANT ACCOUNTING POLOCIES

*Use of Estimates*
The preparation of balance sheet in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include receivable - related parties. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, general reduction in worldwide travel, local hospitality competition, changes in desirability of traveling public, changes in operational cos, or changes in governmental policy. These adverse conditions could effect on the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Property and Equipment*
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

*Impairment of Long-Lived assets*
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

*Revenue Recognition*
The Company will recognize revenues from the following sources: (1) hostel patron revenues; (2) café and bar sales; (3) private event revenues; and (4) other revenues that are ancillary to our operations. Revenue will be recognized from these revenue sources when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. For hostel patron revenues and private events, the company may receive deposits in advance of services. Such advance deposits will be deferred until the service has been provided. In generally, all other revenue sources are recognized when the services have been rendered.

*Income Taxes*

The Company is taxed as Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-08, "Revenue from Contracts with Customers" (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

*Facility Leases*

Certain members of the Company, through a company they control, Madrid-Dickson, LLC, entered into two sublease agreement (the "Leases") with a third party lessor on May 4, 2015 for the premises of our intended operations. The Leases for the premises will be assigned to the Company by Madrid-Dickson, LLC in the near term. Payments made on these Leases prior to Inception have been assigned to the Company and included in member contributions in the accompanying balance sheet.  The Company will be responsible for future Lease payments. The Leases are for 60 months with options to extend through 240 months. The two Leases require monthly payments of $11,466 and $8,988 per month for the first 12 months, respectively, and increase by 3% every subsequent 12-month period.  The Leases required deposits for $11,466 and $8,471, respectively, for total deposits of 19,937, which has been assigned to the Company by Madrid-Dickson, LLC, and included in the accompanying balance sheet.

Future annual minimum payments under the lease during the initial non-cancellable term of 60 months are as follows:

| For the year ended December 31: | | |
|---|---|---:|
| 2017 | $ | 251,352 |
| 2018 | | 258,892 |
| 2019 | | 266,659 |
| 2020 | | 89,758 |
| Total | $ | 866,661 |

## NOTE 4 – RELATED PARTY TRANSACTIONS

*Member Contributions*
Prior to the formation of the Company, certain of its members, personally or through companies they control, contributed funds for the setup of the Company, lease payments (see Note 3), pre-construction costs, and professional fees related to the design of the facility being developed. Such contributions amounted to $274,572 and have been reflected as members' contributions in the accompanying balance sheet.

In addition, our three members agreed to each contribute $100 to the Company in connection with the Company formation.  Such amounts were reflected as Receivable - related party in the accompanying balance sheet as the amounts were funded after the balance sheet date.

*Leases*
The Company is being held responsible for the Leases entered into on behalf of the Company through an entity the Company's members control.  See Note 3.

## NOTE 5 – MEMBERS' EQUITY

Upon formation, the three founding members were issued 1,000 units each for a total of 3,000 units issued and outstanding.  The members will have contributed in aggregate $274,872 to the Company as described in Note 4.

## NOTE 6 – SUBSEQUENT EVENTS

Subsequent to March 31, 2016, certain of the Company's members have advanced additional funds on the Company's behalf for working capital.  Total additional advances to date are approximately $46,464.

The Company has evaluated subsequent events that occurred after March 31, 2016 through May 13, 2016, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.

